

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Adam Berk
Chief Executive Officer
Stem Holdings, Inc.
2201 NW Corporate Blvd., Suite 205
Boca Raton, FL 33431

> **Re: Stem Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 1, 2021**
> **File No. 333-251897**

Dear Mr. Berk:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 1 and disagree with your analysis. See Securities Offering Reform Adopting Release (SEC Release No. 33-8591) (Aug. 3, 2005) (noting "[c]ourts have held consistently that the date of a sale is the date of contractual commitment, not the date a confirmation is sent or received or payment is made"). Because it appears that you have already offered and sold the units to investors, the registration statement should cover resales by the purchasers and not issuances to the purchasers. See also Securities Act Sections' Compliance and Disclosure Interpretations No. 134.03.

Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert L. B. Diener, Esq.